1-7616

RECEIVED
MAR 1 9 2002
354
SEC MAIL PROCESSING SECTION WASH. D.C.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

02025879

For the month of ___March___, 2002

PROCESSED
APR 0 8 2002
THOMSON
FINANCIAL

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K includes an announcement released by the Company to the press in Japan dated March 11, 2002, concerning the anticipated year-end dividend amount for the fiscal year ending March 31, 2002 and the record date.



Pioneer *sound.vision.soul*

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
March 11, 2002

Pioneer Announces Year-End Dividend for Fiscal 2002

TOKYO — Pioneer Corporation has announced a year-end cash dividend of ¥7.5 per share of common stock for fiscal 2002, ending March 31, the same amount as the previous fiscal year.   Subject to resolution of the Company's board of directors and approval at an ordinary general meeting of shareholders to be held in late June, the dividend will be paid to shareholders or pledgees registered as of March 31, 2002 (effective March 29, 2002, Japan time, because March 30-31 this year is a Japanese bank holiday).

Together with an interim dividend paid in December 2001, this payment brings the total annual cash dividend for fiscal 2002 to ¥15.0 per share of common stock.

For the previous fiscal year, the Company paid an interim dividend of ¥7.5 per share, and a year-end dividend of ¥7.5 per share.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale.   Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.


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For further information, please contact:
Hideki Okayasu
Executive Officer and General Manager, Accounting Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-9826 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date March 11, 2002   By:

Kaneo Ito
President and Representative Director